

10030678

SECU... ...SION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEAPORT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET
(No. and Street)

NEW YORK, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THEODORE P. WEISBERG (212) 482-8689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902, NEW YORK, NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THEODORE P. WEISBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEAPORT SECURITIES CORPORATION, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public



CHARLES KING
Notary Public
State of New York
No. 01KI4866231
Qualified in New York County
Commission Expires 1-24-11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPORT SECURITIES CORPORATION

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Seaport Securities Corporation
New York, NY

We have audited the statement of financial condition of Seaport Securities Corporation as of December 31, 2009 and the related statements of income, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaport Securities Corporation as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, NY
March 24, 2010

SEAPORT SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash	$5,684,575
Money Market funds	2,865,713
Marketable securities	1,200,485
Accrued commissions receivable	101,143
Prepaid expense and other receivables	37,495
TOTAL ASSETS	$9,889,410

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 132,533
Deferred taxes payable	59,982
TOTAL LIABILITIES	192,515
SHAREHOLDERS' EQUITY	
Capital Stock	
Common share, no par value, authorized 200 shares; issued and outstanding 100 shares	$ 100
Additional paid-in capital	14,400
Retained earnings	9,761,838
Less: common shares held in treasury	(79,443)
TOTAL SHAREHOLDERS' EQUITY	9,696,895
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$9,889,410

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commissions	$1,204,895
Dividend and interest income	97,021
Loss on sale of securities	(123,691)
Clearance rebate income	179,841
Floor brokerage income	119,276
Fee income	9,073
Other income	1,441
Total revenues	1,487,853
EXPENSES	
Employee compensation	670,510
Clearance charges	89,805
Rent	99,018
Travel and entertainment	104,980
Insurance	75,382
Interest	25,000
Contributions to pension plan	50,000
Payroll taxes	48,011
Tickers and quotation service	58,920
Telephone	78,505
Professional and registration fees	103,019
Office expense	103,424
Commission expenses	143,152
Miscellaneous	43,349
Total expenses	1,693,075
LOSS BEFORE PROVISION FOR INCOME TAXES	(205,222)
PROVISION FOR INCOME TAXES	25,270
NET LOSS	$ (230,492)

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (230,492)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Loss on sale of securities	123,691
Deferred income taxes	30,052
Changes in assets and liabilities:	
Decrease in Money Market Funds	5,181,868
Decrease in U.S. Treasury bills	680,694
Increase in prepaid expenses	(15,195)
Decrease in accrued commission receivable	144,106
Decrease in accounts payable and accrued expenses	(152,927)
Total adjustments	5,992,289
Net cash provided by operating activities	5,761,797
CASH FLOWS FROM INVESTING ACTIVITIES	
Sales of marketable securities	197,056
Net cash provided by investing activities	197,056
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholder	(24,278)
Decrease in subordinated note payable	(250,000)
Net cash used in financing activities	(274,278)
NET INCREASE IN CASH	5,684,575
CASH – January 1, 2009	-
CASH – December 31, 2009	$5,684,575

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMER 31, 2009

	Common Stock No Par	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Shareholders' Equity
Balances January 1, 2009	$100	$14,400	$(79,443)	$10,016,608	$ 9,951,665
Net loss	-	-	-	(230,492)	(230,492)
Distributions	-	-	-	(24,278)	(24,278)
Balances December 31, 2009	$100	$14,400	$(79,443)	$ 9,761,838	$ 9,696,895

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
FOR THE YEAR ENDED DECEMBER 31, 2009

BALANCE JANUARY 1, 2009	$ 250,000
Changes in liabilities subordinated to the claims of creditors	(250,000)
BALANCE DECEMBER 31, 2009	$ -

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Seaport Securities Corporation, a NY "S" Corporation, is a broker-dealer registered with the SEC and is a member of the NYSE, FINRA, SIPC offering execution services to other broker-dealers and "buy" side institutions (mutual funds, money managers, pension funds, hedge funds, banks etc..) as well as offering discount brokerage services including online brokerage services to the general investing public.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
Customers' securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market value based on the closing sales prices as listed on a securities exchange on the last business day of each month. The resulting difference between cost and market is included in income as unrealized gain or loss. Investment securities, not readily marketable, are recorded at cost.

The Company has adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"). In accordance with FAS 157, fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. FAS 157 established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events:
The Company has evaluated subsequent events through March 24, 2010, the date that the financial statements were available to be issued.

3. ACCRUED COMMISSION RECEIVABLE

The Company records accrued commission receivable for trading commission earned but not received as of December 31, 2009. It has not recorded any provision for doubtful accounts because management believes that the accrued commission receivable will be fully collected.

4. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes and interest is $20,218 and $25,000, respectively.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or 6 2/3% of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2009, the Company's net capital exceeds such capital requirements by $8,615,901 and the ratio of aggregate indebtedness to net capital is .0152 to 1.

6. INCOME TAXES

The shareholders of the Company have elected to treat the corporation as an "S" Corporation for Federal and New York State tax purposes. As a result, in lieu of corporation income taxes, the stockholders are taxed on the proportionate share of the Company's taxable income. However, a provision for New York City corporation taxes has been recorded in the financial statements.

The Company computes its state and local tax in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The provision for income taxes includes the following at December 31, 2009:

	Current	**Deferred**	**Total**
State and local tax expense	$25,270	$ -	$25,270
	$25,270	$ -	$25,270

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results from unrealized gains on marketable securities.

7. RELATED PARTY TRANSACTIONS

The Company fully satisfied its subordinated note, in the amount of $250,000, payable to its shareholders. Interest expense paid on the note for the year was $25,000.

8. PENSION PLAN

The Company has a profit sharing pension plan for all full-time employees who have completed at least one full year of service. For the year ended December 31, 2009, the amount of the contribution to the plan is $50,000.

9. CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

10. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased under a five-year operating lease expiring in March 2015. Future minimum payments, exclusive of operating expense escalations, through the expiration of the lease are as follows:

Year ended December 31,	
2010	$ 86,508
2011	85,344
2012	93,453
2013	96,156
2014	96,156
Total	$457,617

Rent expense is $99,018 for the year ended December 31, 2009, which includes utilities and real estate tax.

Schedule "1"

SEAPORT SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2009

SHAREHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$9,696,895
Less: Nonallowable assets:	
Prepaid expenses and other receivables	(37,495)
TENTATIVE NET CAPITAL	9,659,400
Capital charge on investment securities	909,065
Capital charge on undue concentration	34,434
NET CAPITAL	8,715,901
Less: Minimum net capital required to be maintained ($100,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	100,000
EXCESS NET CAPITAL	$8,615,901
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 132,533
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 8,835
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0152 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

SEAPORT SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2009

Net Capital, per Form X-17a-5 as of December 31, 2009, unaudited	$8,765,782
Less: Capital adjustments	(49,881)
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$8,615,901

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended December 31 2009.

See independent auditor's report and accompanying notes to financial statements.

"Schedule 4"

SEAPORT SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended December 31, 2009.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Seaport Securities Corporation
New York, NY

In planning and performing our audit of the financial statements of Seaport Securities Corporation for the year ended December 31, 2009, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Seaport Securities Corporation, that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



New York, NY
March 24, 2010

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Seaport Securities Corporation
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Seaport Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Seaport Securities Corporation compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Seaport Securities Corporation management is responsible for Seaport Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz + Ullmann, P.C.

March 24, 2010

SEAPORT SECURITIES CORPORATION
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF
ASSESSMENT AND PAYMENTS
FOR THE NINE MONHS ENDED
DECEMBER 31, 2009

Total revenue	$1,155,550
Deductions:	
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	64,744
Realized and unrealized gains on securities	99,959
Direct expenses printing, advertising and legal fees	37,280
Total deductions	201,983
Total revenue, subject to assessment	953,567
Computation of assessment:	
For the nine months ended December 31, 2009 @.0025	$ 2,384
Less: Payments	
December 2008	980
Balance Due	$ 1,404

SEAPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2009